Exhibit 2.s.4

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

Napoleon, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

INDEPENDENT AUDITOR’S REPORT

To the Shareholders

Defiance Integrated Technologies, Inc.

Napoleon, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Defiance Integrated Technologies, Inc., which comprise the consolidated balance sheets as of December 31, 2015, 2014 and 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Defiance Integrated Technologies, Inc. as of December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Fort Wayne, Indiana

March 14, 2016

2.

CONSOLIDATED FINANCIAL STATEMENTS

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2015, 2014 and 2013

	2015	2014	2013
		As revised	As revised
		(Note 2)	(Note 2)
ASSETS
Current assets
Cash in bank	$5,253	$1,659,805	$487,392
Accounts receivable, trade net of allowance for doubtful accounts: 2015 - $26,700; 2014 - $12,000; 2013 - $24,000	3,094,626	3,628,147	2,900,899
Accounts receivable, other	70,804	293,827	207,785
Income tax receivable	942,237	—	—
Inventories	2,083,612	2,799,282	2,162,382
Prepaid expenses	394,470	302,069	56,601

Total current assets	6,591,002	8,683,130	5,815,059

Property, plant and equipment
Land	300,250	300,250	300,250
Leasehold improvements	566,010	305,482	240,532
Machinery and equipment	7,462,956	6,428,385	5,603,987
Office equipment	137,284	148,809	139,258
Construction in process	222,688	232,096	61,991

	8,689,188	7,415,022	6,346,018
Less accumulated depreciation	3,344,663	2,616,385	1,969,349

	5,344,525	4,798,637	4,376,669

Goodwill	2,159,134	2,159,134	2,159,134
Unpatented technology	5,120,000	5,120,000	5,120,000
Customer relationships, net	194,780	216,224	237,667
Non-compete agreement, net	20,000	27,500	37,500
Debt issuance costs, net	43,139	—	—

Total assets	$19,472,580	$21,004,625	$17,746,029

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2015, 2014 and 2013

	2015	2014	2013
		As revised	As revised
		(Note 2)	(Note 2)
LIABILITIES
Current liabilities
Bank overdraft	$5,633	$143,713	$14,717
Accounts payable	1,027,497	2,109,786	1,071,610
Accrued expenses	791,365	601,513	971,493
Current maturities of long-term debt	508,959	633,333	520,000

Total current liabilities	2,333,454	3,488,345	2,577,820

Revolving credit facility	942,436	—	—
Fair value of derivative liability	833,168	1,534,717	1,391,748
Long-term debt, less current maturities	6,888,917	6,898,777	6,914,623
Deferred tax liability	2,092,000	1,956,855	1,485,126

Total liabilities	13,089,975	13,878,694	12,369,317

SHAREHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized, issued and outstanding with $.01 par value, $366,478, $345,290 and $325,326 liquidation preference at December 31, 2015, 2014 and 2013, respectively)	48	48	48
Common stock (50,000 shares authorized with $.01 par value, issued and outstanding 20,316 shares at December 31, 2015, 2014 and 2013)	203	203	203
Additional paid in capital	686,090	665,508	647,508
Retained earnings	5,696,264	6,460,172	4,728,953

Total shareholders’ equity	6,382,605	7,125,931	5,376,712

Total liabilities and shareholders’ equity	$19,472,580	$21,004,625	$17,746,029

See accompanying notes to the consolidated financial statements.

3.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
		As revised	As revised
		(Note 2)	(Note 2)
Net sales	$26,661,374	$30,444,424	$24,075,377
Cost of sales	22,453,973	23,634,935	19,237,081

Gross profit	4,207,401	6,809,489	4,838,296

Selling, general and administrative expenses	2,372,937	2,759,288	2,414,993
Relocation expenses	2,263,749	—	—
Share based compensation	20,582	18,000	(35,276)

Income (loss) before other expense	(449,867)	4,032,201	2,458,579

Other (income) expenses
Change in fair value of derivative liability	48,451	142,969	135,133
Other (income) expense	(30,725)	521,743	204,462
Interest expense	778,800	756,857	813,801

Total other expense	796,526	1,421,569	1,153,396

Income (loss) before (benefit from) provision for income taxes	(1,246,393)	2,610,632	1,305,183
(Benefit from) Provision for income taxes	(482,485)	879,413	382,029

Net income (loss)	$(763,908)	$1,731,219	$923,154

See accompanying notes to the consolidated financial statements.

4.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2015, 2014 and 2013

	Preferred Stock		Common Stock
	Number of		Number of		Additional Paid	Retained
	Shares	Amount	Shares	Amount	in Capital	Earnings	Total
						As revised	As revised
						(Note 2)	(Note 2)
Balance at January 1, 2013	4,750	$48	20,316	$203	$682,784	$3,805,799	$4,488,834
Stock option compensation	—	—	—	—	(35,276)	—	(35,276)
Net income for the year ended December 31, 2013 (as revised - Note 2)	—	—	—	—	—	923,154	923,154

Balance at December 31, 2013	4,750	$48	20,316	$203	$647,508	$4,728,953	$5,376,712
Stock option compensation	—	—	—	—	18,000	—	18,000
Net income for the year ended December 31, 2014 (as revised - Note 2)	—	—	—	—	—	1,731,219	1,731,219

Balance at December 31, 2014	4,750	$48	20,316	$203	$665,508	$6,460,172	$7,125,931
Stock option compensation	—	—	—	—	20,582	—	20,582
Net loss for the year ended December 31, 2015	—	—	—	—	—	(763,908)	(763,908)

Balance at December 31, 2015	4,750	$48	20,316	$203	$686,090	$5,696,264	$6,382,605

See accompanying notes to the consolidated financial statements.

5.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
		As revised	As revised
		(Note 2)	(Note 2)
Cash flows from operating activities
Net income (loss)	$(763,908)	$1,731,219	$923,154
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	862,683	703,883	625,750
Loss on asset disposal	36,798	10,065	15,514
Share based compensation	20,582	18,000	(35,276)
Change in fair value of derivative liability	48,451	142,969	135,133
Deferred taxes	135,145	471,729	25,176
Changes in current assets and liabilities
Inventories	715,670	(636,900)	126,898
Accounts receivable	756,544	(813,290)	195,517
Income tax receivable	(942,237)	—	—
Prepaid expenses	(92,401)	(245,468)	50,794
Accounts payable and accrued expenses	(892,437)	668,196	688,759

Net cash provided by (used for) operating activities	(115,110)	2,050,403	2,751,419

Cash flows from investing activities
Capital expenditures	(1,218,464)	(484,591)	(339,693)
Proceeds from asset disposal	500	6,137	10,419

Net cash used for investing activities	(1,217,964)	(478,454)	(329,274)
Cash flows from financing activities
Checks written in excess of bank balance	(138,080)	128,996	(220,630)
Debt issuance costs	(50,097)	—	—
Payments on revolving credit facility	(11,294,623)	(603,805)	(6,915,173)
Borrowings on revolving credit facility	12,237,059	603,805	5,727,999
Payments on long-term debt	(1,110,737)	(208,532)	(217,266)
Borrowings on long-term debt	865,000	—	—
Payments on derivative liability	(750,000)	—	—
Payments on subordinated debt	(80,000)	(320,000)	(320,000)

Net cash used for financing activities	(321,478)	(399,536)	(1,945,070)

Net change in cash	(1,654,552)	1,172,413	477,075

Cash, beginning of period	1,659,805	487,392	10,317

Cash, end of period	$5,253	$1,659,805	$487,392

Supplemental disclosures of cash flow information:
Cash paid for interest	$766,932	$758,194	$818,113
Cash (received) paid for income taxes	$(13,984)	$1,049,308	$36,966
Supplementation disclosure of noncash investing and financing activity
Capital expenditures paid by borrowings on long-term debt	$191,503	$626,019	$—

See accompanying notes to the consolidated financial statements.

6.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Defiance Integrated Technologies, Inc. (the “Company”) and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

General: The Defiance Stamping Company manufactures stamped metal products at its Napoleon, Ohio facility primarily for customers in the heavy truck and automotive industry. Pro Shear Corporation manufactures and assembles components used in cars and trucks at its Fort Wayne, Indiana facility.

Revenue Recognition: Revenue is recognized upon shipment of product. Surcharges assessed on raw material price increases or decreases are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory, a derivative liability and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or market.

Property, Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Leasehold improvements are amortized over the lesser of the improvement’s estimated economic useful life or the remaining term of the lease to which the improvement is subject. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2015, 2014 and 2013 was $826,781, $672,440 and $601,806, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. There were no such impairments in 2015, 2014 and 2013.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company reviewed the carrying value of goodwill during fiscal 2015, 2014 and 2013 and determined no impairment exists.

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. Intangible assets having a finite life are amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). The Company reviewed the carrying value of non-amortizable intangible assets during fiscal 2015, 2014 and 2013 and determined no impairment exists.

(Continued)

7.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt Issue Costs: Fees paid to creditors and third-party costs directly associated with debt agreements are capitalized as debt issue costs and amortized over the term of the related debt using the straight-line method for revolving credit and term debt through interest expense on the statement of income and is reported as an operating cash flow through amortization on the statement of cash flows. Amortization under the straight line method approximates amortization using the effective interest method for term debt.

Fair Value of Financial Instruments: Cash, accounts receivable, accounts payable, and short-term accrued expenses are reflected in the financial statements at historical value, which approximates fair value, because of the short-term duration of these instruments. The carrying value of long-term debt approximates fair value due to interest rates which are currently available to the Company for debt with similar terms and maturities.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of items:

Derivative: The Company’s derivative is related to a contingent interest feature on their subordinated debt (Note 2) is reported at fair value. The Company obtains fair value by obtaining the balance that is due to the holder of the instrument which is based on an initial amount owed with compounding interest on a monthly basis. The Company then prepares assumptions for an appropriate interest rate and an expected probability of a change in control to estimate the fair value of the instrument. The Company determined the fair value of the derivative to be recorded as a liability was $833,168, $1,534,717 and $1,391,748 at December 31, 2015, 2014 and 2013, respectively. The Company considers these to be Level 2 inputs.

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

(Continued)

8.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company follows guidance issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2012. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2015, 2014 and 2013.

Capital Structure: The Company’s equity structure consists of 50,000 duly authorized shares of common stock, $.01 par value per share, with 20,316 issued and outstanding and 4,750 duly authorized and issued shares of Preferred A Stock, $.01 par value per share at December 31, 2015, 2014 and 2013, respectively. The Preferred A Stock is convertible into common stock based on certain conditional provisions set forth in the amended articles of incorporation of the Company.

The holders of shares of Preferred A Stock shall be entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends are cumulative at a rate of 6% per annum, compounded quarterly. The liquidation preference at December 31, 2015, 2014 and 2013 was $366,478, $345,290 and $325,326, respectively (includes $116,478, $95,290 and 75,326, respectively, of dividends in arrears).

In the event of any liquidation or dissolution of the Company, the holders of Preferred A Stock will receive amounts in accordance with the provisions set forth in the amended articles of incorporation of the Company, before any distributions are made to holders of any other then-outstanding series of common stock. Any remaining net assets will be distributed to holders of common stock.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. In 2013, an employee did not exercise their awarded stock options in accordance with the agreement following termination of employment. This resulted in a reversal of the unvested portion of compensation expense. Stock based compensation expense (income) for 2015, 2014 and 2013 approximated $20,582, $18,000 and ($35,276), respectively, and is recorded in share based compensation on the consolidated income statement and recorded as additional paid-in capital on the consolidated balance sheets.

Relocation Costs: The Company relocated its Defiance Stamping facility from Defiance, Ohio to Napoleon, Ohio during 2015. Relocation costs, which consist of moving costs, remaining lease payments, and other costs associated with replaced facilities and other related expenses, are expensed as incurred.

Reclassification: Certain prior year amounts have been reclassified for consistency with the current period presentation in the Balance Sheet. These reclassifications had no effect on the reported net income or shareholders’ equity for any period presented.

(Continued)

9.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2015 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2015. Management has performed their analysis through March 14, 2016, the date the financial statements were available to be issued.

NOTE 2 – REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the year ended December 31, 2015, the Company identified that it was not appropriately recording a derivative liability for a contingent interest feature in its note payable to the Company’s majority equity holder. The feature requires the Company to pay contingent interest to the lender at the time of a change in control as defined in the debt agreement. The feature accrues at a rate of 3% of the outstanding debt balance subject to a floor of 50% of the initial principal borrowings of $6,325,000. The fee begins accruing at the inception date of the underlying debt agreement until the time at which a change in control is triggered. The contingent interest still accrues in the event the underlying debt agreement is extinguished. Based on the Company’s evaluation of ASC 815, Derivatives and Hedging, the Company determined that this feature was embedded and therefore evaluated it under ASC 815 and determined it is not clearly and closely related to the host instrument, the instrument is not accounted for at fair value through earnings, a separate instrument with the same features would meet the definition of a derivative if it was freestanding, and it does not qualify for an exception from derivative accounting. Therefore, it was determined the feature would be bifurcated and accounted for separately as a derivative. The fair value of the contingent interest feature is to be remeasured at each balance sheet date. The Company determined that the adjustments to record the derivative liability were not made beginning at the Company’s opening balance sheet date of July 31, 2009. The Company determined the fair value of the derivative to be recorded as a liability was $833,168, $1,534,717 and $1,391,748 at December 31, 2015, 2014 and 2013, respectively. The Company determined that the fair value of the derivative at the opening balance sheet date of July 31, 2009 should have been recorded as an assumed liability in the amount of $675,535 with a corresponding increase to goodwill.

From time to time, the Company is able to make prepayments of the contingent interest. The Company made prepayments in the total amount of $750,000 during 2015. No such prepayments occurred in 2014 or 2013. The Company previously recorded an unamortized prepayment of contingent interest in the amount of $333,333 as an acquired asset on its opening balance sheet as of July 31, 2009 which the Company then subsequently amortized into net income during 2009, 2010 and 2011. As a result of the Company’s identification of not appropriately recording the contingent interest feature as a derivative liability, the Company also determined the prepayment that was recorded as an acquired asset should have been a reduction in the fair value of the derivative liability at the time of the prepayment and therefore not capitalized and amortized.

The Company is therefore revising the previously reported financial information for the twelve months ended December 31, 2014 and 2013. The Company considers these adjustments to be immaterial to prior periods.

(Continued)

10.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 2 – REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

The adjustments recorded as of and for the years ended December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Consolidated Balance Sheets:
Goodwill as previously reported	$1,150,266	$1,150,266
Adjustment for derivative liability and prepayment of contingent interest	1,008,868	1,008,868

Goodwill as adjusted	$2,159,134	$2,159,134

Derivative liability as previously reported	$—	$—
Adjustment for derivative liability	1,534,717	1,391,748

Derivative liability as adjusted	$1,534,717	$1,391,748

Deferred tax liability as previously reported	$2,283,000	$1,757,000
Adjusted to deferred tax liability	(326,145)	(271,874)

Deferred tax liability as adjusted	$1,956,855	$1,485,126

Retained earnings as previously reported	$6,659,876	$4,839,959
Net income impact of adjustments for derivative liability remeasurement, amortization of prepayment of contingent interest and income taxes	(199,704)	(111,006)

Retained earnings as adjusted	$6,460,172	$4,728,953

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Consolidated Statements of Income:
Net income as previously reported	$1,819,917	$1,006,991
Adjustment for change in the fair value of the derivative liability	(142,969)	(135,133)
Adjustment for income tax expense	54,271	51,296

Net income as adjusted	$1,731,219	$923,154

NOTE 3 – INVENTORIES

Inventories consisted of the following at December 31, 2015, 2014 and 2013:

	2015	2014	2013
Raw materials	$735,003	$1,079,423	$916,152
Work in process	916,487	1,029,294	705,819
Finished goods	432,122	690,565	540,411

	$2,083,612	$2,799,282	$2,162,382

(Continued)

11.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

	2015		2014		2013
	Gross Carrying	Accumulated	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization
Un-amortized intangibles
Unpatented technology	$5,120,000	N/A	$5,120,000	N/A	5,120,000	N/A

Amortized intangibles
Non-compete agreement	40,000	(20,000)	40,000	(12,500)	40,000	(2,500)
Customer relationships	321,656	(126,876)	321,656	(105,432)	321,656	(83,989)

	$5,481,656	$(146,876)	$5,481,656	$(117,932)	$5,481,656	$(86,489)

Debt issuance costs	$50,097	$(6,958)	$—	$—	$—	$—

Goodwill	$2,159,134	N/A	$2,159,134	N/A	$2,159,134	N/A

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement. The unpatented technology production process has an indefinite life and is evaluated each year for impairment.

The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. The remaining useful life is approximately nine years. Estimated amortization expense for the customer relationships intangible will approximate $21,400 each of the next five years. The non-compete asset includes agreements with 2 key employees acquired as part of the purchase of JBM Tool & Die. Each agreement is amortized using the straight-line method over the 2 year benefit period when triggered by the respective employees no longer being employed by the Company. One of the employees departed the company in 2013, therefore amortization expense for the non-compete agreement was $7,500 in 2015, $10,000 in 2014 and $2,500 in 2013.

Debt issuance costs are amortized over the remaining life of the related revolving line of credit and long-term debt. The remaining useful is approximately 31 months. Estimated amortization expense for debt issuance costs will approximate $16,700 in 2016 and 2017 and $9,700 in 2018.

NOTE 5 – BANK LINE OF CREDIT

The credit agreement had a financing agreement that provided for a revolving line of credit of up to $3,000,000 and term notes (Note 6). The revolving line of credit was subject to a borrowing base calculation and bears interest at the 30 day LIBOR rate plus 2.50% (effective rate of 2.66% at both December 31, 2014 and 2013, respectively) and was due in June 2015. The Company had no outstanding borrowings on the line of credit at December 31, 2014 and 2013, respectively.

The Company replaced the existing credit agreement with a new credit agreement with a different commercial lender in August 2015. The new facility included a revolving line of credit with a borrowing capacity of $4,000,000 and long-term debt (See Note 6). The line of credit is due in August 2018. The new revolving credit agreement bears interest at either the one month LIBOR plus 3.00% or prime (effective rate of 3.50% at December 31, 2015). The agreement is collateralized by all the assets of the Company. The Company had outstanding borrowings of $942,436 and borrowing availability of $2,025,960 at December 31, 2015. In accordance with the terms of the credit agreement, the Company must comply with certain financial covenants. The Company was in compliance with its covenants at December 31, 2015, 2014 and 2013.

(Continued)

12.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 6—LONG-TERM DEBT

Long-term debt at December 31, 2015, 2014 and 2013 consists of the following:

	2015	2014	2013

Note payable to the Company’s majority equity holder, due in quarterly principal installments of $80,000 commencing on October 1, 2010. Interest is computed at the higher of one-month LIBOR plus 8% or at 11% (11% efffective rate at December 31, 2015, 2014 and 2013). All remaining outstanding principal under this note is due on February 19, 2019. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is sub-ordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.

	$6,384,623	$6,464,623	$6,784,623
Note payable, due in monthly principal installments of $16,667 commencing on April 15, 2012. Interest was computed at 30 day LIBOR rate plus 2.50% for an effective rate of 2.66% at December 31, 2014 and 2013, respectively. The total note was in the amount of $1,000,000. The note payable was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	450,000	650,000
Note payable, due in monthly installments of $2,071 commencing on August 1, 2014. Interest was computed at a rate of 3.89%. The total note was in the amount of $112,500. The note was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	103,968	—
Note payable, due in monthly installments of $7,544 commencing on January 1, 2015. Interest was computed at a rate of 3.75%. The total note was in the amount of $409,570. The note was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refiancing.	—	409,570	—
Note payable, due in monthly installments of $1,914 commencing on March 1, 2015. Interest was computed at a rate of Prime minus 0.25% for an effective rate of 4.12% at December 31, 2014. The total note was in the amount of $103,949. The note payable was secured by all assets of the Company. This loan was paid off in August 2015 in conjuction with the refinancing.	—	103,949	—
Note payable, due in monthly principal installments of $14,417 commencing on October 1, 2015. Interest is computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015. All remaining principal under this note is due August 19, 2018. The total note is in the amount of $865,000. The note payable is secured by all assets of the Company	821,750	—	—

(Continued)

13.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 6 - LONG-TERM DEBT (Continued)

Note payable, due in monthly principal installments of $3,192 commencing on September 1, 2016. Interest is computed at 30 day LIBOR rate plus 3.00% for an effective rate of 3.50% at December 31, 2015. All remaining principal under this note is due August 19, 2018. The Company may borrow up to $1,500,000, how ever, the total amount drawn as of December 31, 2015 is $191,503.	191,503	—	—

	7,397,876	7,532,110	7,434,623
Less, current maturities	(508,959)	(633,333)	(520,000)

	$6,888,917	$6,898,777	$6,914,623

The aggregate maturities of long-term debt as of December 31, 2015 are:

2016	$508,959
2017	531,301
2018	932,993
2019	5,424,623

$7,397,876

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2015, 2014 and 2013, the Company did not make a bonus contribution.

For the years ended December 31, 2015, 2014 and 2013, total contribution for the plans approximated $141,600, $139,500 and $141,600.

NOTE 8 – SIGNIFICANT CUSTOMERS

For the years ended December 31, 2015, 2014 and 2013 three, three and two customers exceeded 10% of sales and accounts receivable, respectively.

	2015	% of total	2014	% of total	2013	% of total
Sales	$11,515,279	43.19%	$10,902,582	35.81%	$7,623,039	31.66%
Accounts receivable	$1,664,284	53.78%	$1,613,173	44.46%	$1,095,524	37.76%

(Continued)

14.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 9—INCOME TAXES

Income tax provision (benefit) consists of the following:

	2015	2014	2013
Federal
Current	$(557,843)	$358,196	$338,853
Deferred	135,145	471,729	25,176
State
Current	(59,787)	49,488	18,000

Provision for (benefit from) income taxes	$(482,485)	$879,413	$382,029

The difference between the effective tax rate and the federal statutory tax rate of 34% is primarily due to prior year true up of deferred tax liability and state and local income taxes.

	2015	2014	2013
Non current deferred tax assets	$833,808	$756,414	$613,269
Non current deferred tax liabilities	(2,925,808)	(2,713,269)	(2,098,395)

Net deferred balance	$(2,092,000)	$(1,956,855)	$(1,485,126)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization, debt restructuring, and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes, the derivative liability and various inventory and accounts receivable reserves.

NOTE 10—STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permits the grant of 4,967 various stock awards to purchase shares of common stock of the Company to approved key employees.

During 2011, 892 stock options (“options”) were granted to a key employee. The options vested over 3 years in equal yearly installments on the anniversary date of the date of grant until the employee terminated employment on January 21, 2013. The employee did not exercise the options within 60 days of cessation of employment, therefore in accordance with the agreement the options expired in 2013.

During 2013, a total of 524 options were granted to two employees. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

(Continued)

15.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015, 2014 and 2013

NOTE 10—STOCK OPTIONS (Continued)

During 2015, the Company and the holders of these 524 options agreed to exchange the existing options to purchase shares of the Company’s common stock with 524 new options. The new options are for the same number of shares but at a lower exercise price. The termination date is ten years from the date of the modification. Due to the modification the Company had an additional stock option modification expense of $2,350. All additional expense is recorded as share based compensation.

During 2015, a total of 1,575 new options were granted to four employees or directors. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 9 years. The calculation fair value is then recorded net of expected forfeitures.

	2015	2014	2013
Assumptions used for issuance of stock options:
Expected volatility	35%	n/a	39%
Expected dividends	0%	n/a	0%
Expected term	10 years	n/a	10 years
Risk-free rate	2.55%	n/a	2.74%

A summary of option activity under the Plan as of December 31, 2015, 2014 and 2013:

	2015		2014		2013
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding, beginning of year	524	$195.78	524	$195.78	892	324.18
Granted	2,099	32.54	—	—	524	195.78
Excerised	—	—	—	—	—	—
Cancelled	(524)	(195.78)	—	—	(892)	(324.18)

Outstanding, end of year	2,099	$32.54	524	$195.78	524	$195.78

(Continued)

16.

NOTE 10—STOCK OPTIONS (Continued)

A summary of the status of the Company’s options as of December 31, 2015, 2014 and 2013, and changes during the years ended are presented below:

	2015		2014		2013
Options	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Nonvested, beginning of year	350	$104.06	524	$104.06	595	257.64
Granted	2,099	15.88	—	—	524	104.06
Vested	(700)	(15.88)	(174)	(104.06)	—	—
Cancelled	(350)	(104.06)	—	—	(595)	(257.64)

Nonvested, end of year	1,399	$15.88	350	$104.06	524	$104.06

As of December 31, 2015, 2014 and 2013, there was approximately $36,500, $28,500 and $46,500, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next 2 years. In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately $20,582, $18,000 and ($35,276) of stock based compensation as of December 31, 2015, 2014 and 2013, respectively, related to options that the employees have earned.

NOTE 11 – LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the years ending December 31, 2015, 2014 and 2013 approximated $1,095,000, $580,000 and $502,000, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2015 over future fiscal years are approximately:

2016	$847,000
2017	819,500
2018	598,400
2019	503,600
2020	465,000
Thereafter	1,821,300

$5,054,800

17.